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[LOGO OF SKYEPHARMA PLC]                                      [LOGO OF ASTRALIS]


                               Press Announcement


For Immediate Release                                          December 12, 2001


 SkyePharma and Astralis Enter Agreements for Promising New Psoriasis Treatment


London, England and Florham Park, New Jersey, December 12, 2001 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) and Astralis LTD (OTCBB: ASTR) announce several agreements concerning the formulation and development of Astralis' novel injectable vaccine therapy, Psoraxine(TM), for the treatment of all forms of psoriasis, a chronic skin disorder that affects approximately 3% of the world population.

Under the terms of a technology access agreement, SkyePharma will receive from Astralis a US$5 million license fee, which will be recognised as revenue over the lifetime of the contract, for access to DepoFoam and other relevant drug delivery technologies. In addition, through a service agreement, SkyePharma will provide all development, manufacturing, pre-clinical and clinical development services for second generation Psoraxine, up to the completion of Phase II clinical studies. On completion of Phase II studies, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine. If SkyePharma does not take the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. It is anticipated that an Investigational New Drug
(IND) application to start Phase I-B clinical studies will be filed with the US Food and Drug Administration in the first half of 2002.

In a separate transaction, SkyePharma will make a total equity investment in Astralis of up to US$20 million in convertible preferred shares, on payment for which SkyePharma will own 15.3% of Astralis. SkyePharma will make an initial investment of US$10 million on signature of the agreement. The remaining US$10 million investment will be paid at times and in quantities, amongst other conditions, dependent on the date of filing the US IND, up to January 31, 2003.

There is no approved cure for psoriasis. Most approved treatment protocols provide temporary or incomplete relief and may, with certain systemic treatments, cause serious side effects. Psoraxine, developed by Astralis' Chairman Dr. Jose Antonio O'Daly MD, PhD, is a protein that stimulates cells from the patient's immune system to reverse the inflammatory process responsible for psoriasis symptoms.

Astralis has completed clinical studies in Venezuela using first generation Psoraxine to treat 3,000 psoriasis patients, the majority of whom responded positively with few side effects. Of the 3,000 treated patients, 638 achieved complete remission, whilst nearly half of all patients experienced a reduction in disease of between 70% and 90%, as measured by the Psoriasis Area and Severity Index (PASI), a validated outcomes measure. Overall, 96% of the patients had a positive response to Psoraxine, although these results have not yet been independently verified.

Professor James Leyden, a Board member of the American Academy of Dermatology and past chairman of the Dermatology Foundation, said, "I have had the opportunity to review the data generated in Venezuela, and was very encouraged by the results. I believe Psoraxine could be an exciting new treatment alternative for many of the world's psoriasis sufferers. We look forward to becoming an integral part of the ongoing clinical program."


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Michael Ashton, SkyePharma's chief executive officer commented, "Our ability to provide Astralis with manufacturing, pre-clinical, clinical and regulatory services, as well as access to a broad drug delivery technology platform, makes SkyePharma ideally suited to their needs. We, in turn, are very excited by the opportunity to share in Astralis' promising discovery. It is rare to find a potential drug that has already shown such encouraging, early-stage clinical results in around 3,000 patients."

Astralis' Chief Executive Officer, Mike Ajnsztajn, said, "We are excited to enter into this agreement with SkyePharma, because they have a proven track record in achieving FDA approval for novel products as evidenced by the dermatological product, Solaraze, indicated for actinic keratosis. This relationship will enable us to validate the results from our prior clinical studies and to move aggressively toward gathering the necessary data for US regulatory and marketing approval. SkyePharma's equity investment confirms our collective commitment to introduce this promising product."

This press release may contain forward-looking statements regarding SkyePharma PLC or Astralis LTD. Actual results may differ materially from those described in the press release as a result of a number of factors, including but not limited to the following: There can be no assurance that Psoraxine will be successfully developed or manufactured, or that final results of human clinical trials will result in the regulatory approvals required to market products, or that final regulatory approval will be received in a timely manner, if at all, or that patient and physician acceptance of this product will be achieved. SkyePharma PLC and Astralis LTD undertake no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.


For further information please contact:

SkyePharma PLC                                            +44 (0) 207 491 1777
Michael Ashton , Chief Executive Officer
Valerie Tate, Head of Investor Relations
Email: vtate@skyepharma.co.uk
Lisa Carlton-Wilson, US Investor Relations                +1 (212) 753 5780
Email: lwilson@insitecony.com
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Buchanan Communications                                   +44 (0) 20 7466 5000
Tim Anderson / Nicola How

Astralis LTD
Mike Ajnsztajn, Chief Executive Officer                   +1 (973) 377 8838
Gina Tedesco, Chief Financial Officer
Email: mike@opusint.com, gina@opusint.com
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In-Site Communications
David Perry                                               +1 (212) 759 3929
Email: dperry@insitecony.com
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Notes to the Editor

Astralis LTD, an emerging biotechnology company based in New Jersey, focuses on the research and development of novel treatments for immune system disorders and skin diseases. Psoraxine, the company's first product, is an innovative drug under development for psoriasis, and is based on the company's discovery of a new gene sequence of proteins. To date, clinical data suggest remission of this skin condition in patient trials in Venezuela.

SkyePharma PLC, an established drug delivery company, based in the UK, provides innovative services to major pharmaceutical partners from the point of drug discovery through the approval process. Its five technologies, oral, injectable, inhalation, topical, and nanoparticulate solubilisation encompass the vast majority of delivery systems in use by the pharmaceutical industry. For more information, visit SkyePharma's web site at http://www.skyepharma.com.
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Psoriasis
Psoriasis is a chronic, genetically based remitting and relapsing scaly and inflammatory skin disorder that affects approximately 3% of the world's population. Psoriasis symptoms result from the overproduction of skin by blood cells associated with the immune system. These blood cells become confused and act as though the skin was damaged, manufacturing skin cells at a much faster rate than is required by undamaged skin. The overproduction of skin can cause everything from itchy rash like patches to painful pustules and massive inflammation. Most current treatments are sub-optimal and some systemic treatments can cause serious side effects.

Additional information can be obtained from:
International Federation of Psoriasis Associations at www.ifpa-pso.org
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US National Psoriasis Foundation at www.psoriasis.org
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The Psoriasis Association (UK) Tel: +44 (0) 1604 711129